                                                           Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             LIN Television Corporation
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                                   532776 10 1
                                 (CUSIP Number)

                                 Mark W. Kroloff
                             Cook Inlet Region, Inc.
                                 2525 "C" Street
                             Anchorage, Alaska 99503
                                 (907) 274-8638
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Check the following box if a fee is being paid with the statement    [ ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D

CUSIP No. 532776 10 1                                       Page 2 of 8 Pages



1            Name Of Reporting Person
             S.S. Or I.R.S. Identification No. Of Above Person
                    Cook Inlet Region, Inc.
                    92-0042304

2            Check The Appropriate Box If A Member Of A Group*
                    (a)  [X]
                    (b)  [ ]

-----------------------------------------------------------------------------

3            SEC USE ONLY

-----------------------------------------------------------------------------

4            Source Of Funds*
                    Not applicable

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                    [ ]

6            Citizenship Or Place Of Organization
                    Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                    0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                    1,608,975

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                    0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                    1,608,975

11           Aggregate Amount Beneficially Owned By Each Reporting Person
                    1,608,975

12           Check Box If The Aggregate Amount In Row (11) Excludes Certain
             Shares*
                    [ ]

13           Percent Of Class Represented By Amount In Row (11)
                    5.4%

14           Type Of Reporting Person*
                    CO, HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 532776 10 1                                       Page 3 of 8 Pages


1            Name Of Reporting Person
             S.S. Or I.R.S. Identification No. Of Above Person
                    Cook Inlet Corporation
                    92-0126955

2            Check The Appropriate Box If A Member Of A Group*
                    (a)  [X]
                    (b)  [ ]

-----------------------------------------------------------------------------

3            SEC USE ONLY

-----------------------------------------------------------------------------

4            Source Of Funds*
                    Not applicable

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                    [ ]

6            Citizenship Or Place Of Organization
                    Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                    0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                    1,608,975

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                    0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                    1,608,975

11           Aggregate Amount Beneficially Owned By Each Reporting Person
                    1,608,975

12           Check Box If The Aggregate Amount In Row (11) Excludes Certain
             Shares*
                    [ ]

13           Percent Of Class Represented By Amount In Row (11)
                    5.4%

14           Type Of Reporting Person*
                    CO, HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 532776 10 1                                       Page 4 of 8 Pages


1            Name Of Reporting Person
             S.S. Or I.R.S. Identification No. Of Above Person
                    Cook Inlet Communications, Inc.
                    92-0109612

2            Check The Appropriate Box If A Member Of A Group*
                    (a)  [X]
                    (b)  [ ]

-----------------------------------------------------------------------------

3            SEC USE ONLY

-----------------------------------------------------------------------------

4            Source Of Funds*
                    Not applicable

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                    [ ]

6            Citizenship Or Place Of Organization
                    Alaska corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                    0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                    1,608,975

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                    0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                    1,608,975

11           Aggregate Amount Beneficially Owned By Each Reporting Person
                    1,608,975

12           Check Box If The Aggregate Amount In Row (11) Excludes Certain
             Shares*
                    [ ]

13           Percent Of Class Represented By Amount In Row (11)
                    5.4%

14           Type Of Reporting Person*
                    CO, HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 532776 10 1                                       Page 5 of 8 Pages


1            Name Of Reporting Person
             S.S. Or I.R.S. Identification No. Of Above Person
                    Cook Inlet Communications Corp.
                    92-0111344

2            Check The Appropriate Box If A Member Of A Group*
                    (a)  [X]
                    (b)  [ ]

-----------------------------------------------------------------------------

3            SEC USE ONLY

-----------------------------------------------------------------------------

4            Source Of Funds*
                    Not applicable

5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                    [ ]

6            Citizenship Or Place Of Organization
                    Delaware corporation

7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                    0

8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                    1,608,975

9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                    0

10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                    1,608,975

11           Aggregate Amount Beneficially Owned By Each Reporting Person
                    1,608,975

12           Check Box If The Aggregate Amount In Row (11) Excludes Certain
             Shares*
                    [ ]

13           Percent Of Class Represented By Amount In Row (11)
                    5.4%

14           Type Of Reporting Person*
                    CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                           Page 6 of 8 Pages


The following Items of the Schedule 13D previously filed by the undersigned with respect to the Common Stock of LIN Television Corporation, a Delaware corporation (the "Issuer"), are hereby amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

     The following should be inserted following the fifth paragraph of Item 4:

     On August 12, 1997, the Issuer announced that it has entered into an Agreement and Plan of Merger (the "Merger Agreement") with newly formed affiliates of Hicks, Muse, Tate & Furst Incorporated known as Ranger Holdings Corp., a Delaware corporation ("Acquiror"), and Ranger Acquisition Company, a Delaware corporation ("Acquiror Sub"), pursuant to which the Acquiror Sub will merge with and into the Issuer (the "Merger"). Assuming the Merger occurs, each issued and outstanding share of the Common Stock of the Issuer will be converted into the right to receive $47.50, subject to adjustment in accordance with the Merger Agreement.

     In connection with the negotiation of the Merger Agreement, Cook Inlet Communications Corp., a Delaware corporation ("CICC"), entered into that certain Stockholders Agreement (the "New Stockholders Agreement"), dated as of August 12, 1997, by and among Acquiror, Acquiror Sub, CICC and, for certain limited purposes, the Issuer. Pursuant to the New Stockholders Agreement, CICC has agreed, subject to various conditions set forth in the New Stockholders Agreement, to vote all of its shares of the Common Stock of the Issuer in favor of the Merger and the Merger Agreement and against any matter that would be inconsistent with or violative of the Merger or the Merger Agreement.

     The New Stockholders Agreement does not prevent or restrain CICC from offering for sale, selling, transferring, tendering, pledging, encumbering, assigning or otherwise disposing of any or all of the shares of the Common Stock of the Issuer held by CICC. Furthermore, the New Stockholders Agreement provides that none of the covenants or agreements set forth in the New Stockholders Agreement apply to any transferee of any of the Common Stock of the Issuer currently held by CICC. A complete copy of the New Stockholders Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference.

     Also in connection with the Merger Agreement, the Issuer, CICC and AT&T Wireless Services, Inc., a Delaware corporation ("AT&T Wireless"), as successor to McCaw Cellular Communications, Inc., entered into that certain Termination Agreement (the "Termination Agreement"), dated August 11, 1997, pursuant to which the Stockholders Agreement, dated as of December 28, 1994, was terminated. Accordingly, neither CICC nor AT&T Wireless are required to vote their shares of the Common Stock of the Issuer in accordance with the terms of the Stockholders Agreement. A complete copy of the Termination Agreement is attached hereto as Exhibit 9 and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) CICC is the holder and beneficial owner of 1,608,975 shares of Common Stock, representing 5.4% of the outstanding shares of Common Stock of the Issuer. Each of CIRI, CIC and CICI controls CICC and thus may be considered to have beneficial ownership of such shares.

     (b) Each of the corporations named in Item 5(a) above share voting and investment power with respect to the 1,608,975 shares held by CICC with each of the other corporations named therein.

                                                           Page 7 of 8 Pages


     (c) The following transactions, all of which were market sales of Common Stock, were effected on the dates set forth below through the NASDAQ National Market by the persons filing this Schedule.

     Selling Company           Date     # of Shares          Price
     ---------------         --------   ------------         ------

         CICC                10/01/96      115,000           40.625
         CICC                10/02/96       25,000           40.750
         CICC                10/02/96       40,000           41.125
         CICC                10/02/96        5,000           41.375
         CICC                10/03/96       21,475           40.625
         CICC                 6/09/97       12,500           43.000
         CICC                 6/10/97       12,500           43.125
         CICC                 6/10/97       15,000           43.000
         CICC                 6/11/97       25,000           43.000


     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The following should be inserted following the fourth paragraph of Item
6:

     As further described in Item 4 above, on August 11, 1997, the Issuer, AT&T Wireless and CICC entered into the Termination Agreement pursuant to which the Stockholders Agreement was terminated.

     As further described in Item 4 above, on August 12, 1997, Acquiror, Acquiror Sub, CICC and, for certain limited purposes, the Issuer, entered into the New Stockholders Agreement more particularly described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following additional Exhibits are filed herewith:

     8. Stockholders Agreement, dated as of August 12, 1997, by and among Ranger Holdings Corp., Ranger Acquisition Corp., Cook Inlet Communications Corp. and, for certain limited purposes, the Issuer.

     9. Termination Agreement, dated August 11, 1997, by and among the Issuer, AT&T Wireless Services, Inc. and Cook Inlet Communications Corp.

                                                           Page 8 of 8 Pages


SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of August, 1997.



COOK INLET REGION, INC.*                 COOK INLET CORPORATION



By:   /s/ Mark W. Kroloff                 By:   /s/ Craig Floerchinger
   ------------------------------             ------------------------------
    Mark W. Kroloff                            Craig Floerchinger
    Vice President                             Vice President



COOK INLET COMMUNICATIONS, INC.         COOK INLET COMMUNICATIONS CORP.



By:   /s/ Craig Floerchinger               By:   /s/ Mark W. Kroloff
    ------------------------------             ------------------------------
     Craig Floerchinger                         Mark W. Kroloff
     Vice President                             Vice President



*In executing and filing this Schedule 13D, Cook Inlet Region, Inc. does not intend to waive the exemption afforded it under 43 U.S.C. Section 1625.

                                                                       Exhibit 8

                             STOCKHOLDERS AGREEMENT


          THIS STOCKHOLDERS AGREEMENT, dated as of August 12, 1997 (this "AGREEMENT"), is made and entered into by Ranger Holdings Corp., a Delaware corporation ("PARENT"), Ranger Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("SUB"), and Cook Inlet Communications Corp. ("CI"), a Delaware corporation. In addition to the above parties, LIN Television Corporation, a Delaware corporation (the "COMPANY"), hereby joins in the execution and delivery of this Agreement for purposes of Sections 2(b).

                               W I T N E S S E T H

          WHEREAS, concurrently herewith, Parent, Sub and the Company are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement), pursuant to which Sub will be merged with and into the Company (the "MERGER");

          WHEREAS, CI is the record and Beneficial Owner of 1,608,975 Shares;
and

          WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Parent has required that CI agree, and CI has agreed, to enter into this Agreement;

          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

     1.   DEFINITIONS.  For purposes of this Agreement:

          (a) "BENEFICIALLY OWN" or "BENEFICIAL OWNERSHIP" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), including pursuant to any agreement, arrangement or understanding, whether or not in writing.

          (b) "COMPANY COMMON STOCK" shall mean at any time the Common Stock, par value $.01 per share, of the Company.

          (c) "PERSON" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

     2.   PROVISIONS CONCERNING COMPANY COMMON STOCK.

          (a) CI hereby agrees that during the period commencing on the date hereof and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, CI shall in its capacity as a holder of Company Common Stock and subject to
Section 5, vote all of the issued and outstanding Shares held of record or Beneficially Owned by CI, whether heretofore owned or hereafter acquired, other than in connection with the termination of the Merger Agreement (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof, it being understood that the agreement to vote in favor of the Merger is dependent on no reduction having been made to the Merger Consideration and the affirmative recommendation of the Company's Board of Directors; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger, the transactions contemplated by the Merger Agreement or as otherwise permitted or contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation, or other business combination involving the Company or its Subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (C) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action involving the Company or its Subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement, and during such period, CI shall not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 2.

          (b) Section 2(a) is for the benefit of, and may not be amended or waived without the prior written consent of, the Company.

     3.   COVENANTS, REPRESENTATIONS AND WARRANTIES OF CI.

          (a)  CI hereby represents and warrants to Parent as follows:

               (i) OWNERSHIP OF SHARES. CI is the record and Beneficial Owner of 1,608,975 Shares. On the date hereof, such 1,608,975 Shares constitute all of the Shares owned of record or Beneficially Owned by CI and its affiliates (other than any options to purchase Shares held by Roy M. Huhndorf). CI has voting power and power to issue instructions with respect to the matters set forth in Section 2 hereof, power of disposition, power of conversion, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case with respect to 1,608,975 Shares, with no material limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

               (ii) ORGANIZATION, STANDING AND POWER. CI is a corporation duly organized, validly existing and good standing under the laws of the jurisdiction of its incorporation. CI has adequate corporate power and authority to own its properties and carry on its business as presently conducted. CI has the corporate power and authority to enter into and perform all of CI's obligations under this Agreement and to consummate the transactions contemplated hereby. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which CI is trustee whose consent is required for the execution and delivery of this Agreement or the consummation by CI of the transactions contemplated hereby.

               (iii) EXECUTION, DELIVERY AND PERFORMANCE. This Agreement has been duly and validly executed and delivered by CI and constitutes the valid and binding obligation of CI, enforceable in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally.

               (iv) RELIANCE BY PARENT. CI understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance, among other things, upon CI's execution and delivery of this Agreement.

          (b)  Parent hereby represents and warrants to CI as follows:

               (i) ORGANIZATION, STANDING AND POWER. Parent is a corporation duly formed and validly existing under the laws of the State of Delaware, with adequate corporate power and authority to own its properties and carry on its business as presently conducted. Parent has the corporate power and authority to enter into and perform all of Parent's obligations under this Agreement and to consummate the transactions contemplated hereby.

               (ii) EXECUTION, DELIVERY AND PERFORMANCE. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of Parent, and Parent has taken all other actions required by law, its Certificate of Incorporation and its Bylaws in order to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes the valid and binding obligation of Parent and is enforceable in accordance with its terms, except as enforceability may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally.

               (iii) NO CONFLICTS. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Parent or, except for filings under the HSR Act, filings under the Communications Act, and the filings required under the Merger Agreement, the consummation by Parent of the transactions contemplated hereby, except where the failure to obtain such consent, permit, authorization, approval or filing would not interfere with Parent's ability to perform its obligations hereunder. None of the execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated hereby or compliance by Parent with any of the provisions hereof shall (1) conflict with or result in any breach of any applicable organizational documents applicable to Parent, (2) result in a violation or breach of, conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Parent is a party or by, which Parent or any of Parent's properties or assets may be bound, or (3) violate, subject, with respect to the consummation of the transactions contemplated hereby or compliance with the provisions hereof, to filings under the Exchange Act, the HSR Act and the Communications Act, and the filings required under the Merger Agreement, any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Parent or any of Parent's properties or assets, in each such case except to the extent that any conflict, breach, default or violation would not interfere with the ability of Parent to perform its obligations hereunder.

     4. TERMINATION. Except as otherwise provided herein, the covenants and agreements contained herein with respect to the Shares shall terminate upon the termination of the Merger Agreement in accordance with its terms by Parent or the Company.

     5. DIRECTORS ACTIONS; FREEDOM OF TRANSFER. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements set forth herein shall not (i) prevent any designees of CI serving on the Company's Board of Directors from taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such designee's capacity as a director the Company, or (ii) in any way prevent or restrain CI at any time from offering for sale, selling, transferring, tendering, pledging, encumbering, assigning or otherwise disposing of any or all of the Shares currently or hereafter held by CI, and none of the covenants and agreements set forth herein shall apply to any transferee of the Shares.

     6.   MISCELLANEOUS.

          (a) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

          (b) NOTICES. All notices, requests claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given,) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

          If to CI:      Cook Inlet Communications Corp.
                         2525 C Street
                         Anchorage, Alaska 99503
                         Attn:     Mark Kroloff, Esq.
                         Telecopy:  (907) 263-5182

          Copy to:       Munger, Tolles & Olson LLP
                         355 South Grand Avenue
                         Los Angeles, California 90071
                         Attn: John B. Frank, Esq.
                         Telecopy: (213) 687-3702

          If to Parent   Ranger Holdings Corp.
          or Sub:        c/o Hicks, Muse, Tate
                         & Furst Incorporated
                         200 Crescent Court, Suite 1600
                         Dallas, Texas 75201
                         Attn:     Lawrence D. Stuart, Jr.
                         Telecopy: (214) 740-7313

          Copy to:       Weil, Gotshal & Manges LLP
                         767 Fifth Avenue
                         New York, New York 10153
                         Attn:     Stephen E. Jacobs, Esq.
                         Telecopy: (212) 310-8007

     If to the Company:  LIN Television Corporation
                         Four Richmond Square, Suite 200
                         Providence, Rhode Island 02906
                         Attn: President
                         Telecopy: (401) 454-2817

          Copy to:       Simpson Thacher & Bartlett
                         425 Lexington Avenue
                         New York, New York 10017
                         Attn:     David B. Chapnick, Esq.
                         Telecopy: (212) 455-2502

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

          (c) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such Jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

          (d)  SPECIFIC PERFORMANCE.   Each of the parties hereto recognizes
and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

          (e) REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

          (f) NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

          (g) NO THIRD PARTY BENEFICIARIES. Except as provided in Section 2(b), this Agreement is not intended to be for the benefit of, and shall not be enforceable by, any person or entity who or which is not a party hereto.

          (h) GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

          (i) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          (j) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

        IN WITNESS WHEREOF, Parent, Sub and CI have caused this Agreement to be duly executed as of the day and year first above written.

                              RANGER HOLDINGS CORP.



                              By: /s/ Michael Levitt
                                 -----------------------------
                              Name: Michael Levitt
                              Title: Vice President


                              RANGER ACQUISITION CORP.



                              By: /s/ Michael Levitt
                                 -----------------------------
                              Name: Michael Levitt
                              Title: Vice President


                              COOK INLET COMMUNICATIONS CORP.



                              By: /s/ Mark Kroloff
                                 ------------------------------
                              Name: Mark Kroloff
                              Title: V.P. and Secretary


                       [Signatures continue on next page]

AGREED TO AND ACKNOWLEDGED
(with respect to Sections 2(b) hereof and for purposes of acknowledging its consent hereto):

LIN TELEVISION CORPORATION


By: /s/ Peter E. Maloney
   ------------------------------
Name: Peter E. Maloney
Title: V.P. Finance

                                                                   Exhibit 9


                              TERMINATION AGREEMENT


          TERMINATION AGREEMENT (this "Agreement"), dated as of August 12, 1997, by and among LIN TELEVISION CORPORATION, a Delaware corporation (the "Company"), AT&T WIRELESS SERVICES, INC., a Delaware corporation ("AT&T Wireless"), and COOK INLET COMMUNICATIONS CORP., a Delaware corporation ("Cook Inlet").

          WHEREAS, the parties hereto have entered into a Stockholders Agreement, made as of December 28, 1994 (the "Current Stockholders Agreement");

          WHEREAS, concurrently herewith, the Company, Ranger Holdings Corp., a Delaware corporation ("Parent"), and Ranger Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Sub"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement), pursuant to which Sub will be merged with and into the Company; and

          WHEREAS, the parties hereto have determined that in light of the totality of the facts and circumstances as of the date hereof, the Current Stockholders Agreement is no longer necessary and should therefore be terminated immediately;

          NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein set forth, and intending to be legally bound hereby, the parties hereto, intending to be legally bound, hereby agree as follows:

          1. TERMINATION. Notwithstanding the terms of Section 6 of the Current Stockholders Agreement, the Current Stockholders Agreement is hereby terminated effective as of the date hereof and shall have no further force and effect.

          2. LIMITATION OF AGREEMENT. This Agreement is limited precisely as written and shall not be deemed to terminate, amend or modify any other agreement or any term thereof to which any of the parties may be a party.

          3. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          4. GOVERNING LAW. This Agreement and all questions of its interpretation will be construed in accordance with the laws of the State of New York without regard to its principles of conflicts of laws.

          IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of each of the parties hereto as of the date first above written.

LIN TELEVISION CORPORATION


By: /s/ Peter E. Maloney
    ---------------------------
    Name:
    Title:


AT&T WIRELESS SERVICES, INC.


By: /s/ D. R. Hesse
    ---------------------------
    Name:
    Title:


COOK INLET COMMUNICATIONS CORP.


By: /s/ Mark Kroloff
    ---------------------------
    Name: Mark Kroloff
    Title: V.P. and Secretary

                                               2